5001 Baum Blvd, Suite 770

Pittsburgh, Pennsylvania 15213

May 10, 2012

Securities and Exchange Commission

Division of Corporation Finance

Attn: Maryse Mills-Apenteng

100 F Street N.E.

Washington DC 20549

Re:

Wizzard Software Corporation

Preliminary Proxy Statement on Schedule 14A

Filed April 27, 2012

File No. 001-33935

Dear Maryse Mills-Apenteng:

In response to your letter of May 8, 2012, we have provided our response to your comments as detailed below.

Preliminary Proxy Statement on Schedule 14A

General

1.

Our preliminary review of your proxy statement indicates that it fails in numerous material respects to comply with the requirement of the proxy rules and the requirements of the form. Specifically, we note that the transaction described in Proposal 3 relating to the approval of the share exchange falls within the scope of Item 14 of Schedule 14A, though you have not provided all of the information applicable to your under this item. Please review Item 14 and revise your disclosure so that is complies with the requirement of the Item including, but not limited to, such information as the summary term sheet, regulatory approvals and past contact, transactions or negotiations.  In this regard, we specifically note that you have not provided the financial information meeting the requirements of Regulation S-X for the business being acquired pursuant to paragraph (c)(2) of Item 14. Please revise your preliminary proxy statement to include the financial information required.

We have revised our proxy statement to include the required financial information meeting the requirements of Regulation S-X and disclosures of Item 14 or Schedule 14A.

2.

Please note that paragraph (c)(2) of Item 14 requires that you provide S-4 level disclosure about the business being acquired such as the scope of the business as well as the information required by Items 303 and 304(b) of Regulation S-K.  In providing a materially complete description of the so-call FAB companies, please also file the variable interest entity contracts.  See also Item 17 of Form S-4, applicable to your via paragraph (c)(2) of Item 14.  Please revise accordingly.

Ms. Maryse Mills-Apenteng

May 10, 2012

We have revised our proxy statement to include the disclosures as required by S-4 and Regulation S-K about the business being acquired, and we have included the variable interest entity contracts in the proxy statement.

3.

In revising your document, please also include a materially complete discussion of your current business operations, including your media business, legacy businesses and any other subsidiaries you may have.  Provide clarifying disclosure regarding the extent to which Wizzard Software will continue to operate its other businesses, other than the Interim healthcare business, if the share exchange agreement is approved.  To the extent your current operations will be modified as a result of the share exchange agreement, other than as a result of the proposed spin-off, please provide appropriate disclosure.

We have revised our proxy statement to include the required discussion of our current businesses other than the Interim healthcare business.

4.

Please tell us and disclose the Securities Act exemption to be relied upon for the share issuance contemplated by the share exchange agreement and discuss the facts that make the exemption available to you, including the number of shareholders that will receive shares of Wizzard Software in the share exchange.

The securities will be issued under Regulation S to non-U.S. persons only.  At present, the Company understands that there will be up to 41 such recipients.

5.

We note the discussion beginning on page 24 of your plans to distribute all of the shares of the Interim Healthcare business to shareholders of Wizzard Software as a condition to the closing f the share exchange agreement.  It appears that this distribution may constitute a sale of securities. We note your disclosure on page 24 that you intend to file a registration statement on Form 10 under the Exchange Act in connection with the spin-off of Interim Healthcare.  Please tell us whether you plan to file a registration statement under the Securities Act covering the distribution or provide your analysis regarding registration of the spin-off.

Interim has elected to file a Registration Statement on Form S-1 to register the spin-off shares under the 1933 Act, which will avoid the need to file a registration statement on Form 10.  The Form S-1 Registration Statement was filed on May 9, 2012.

6.

In light of the change in control contemplated by the share exchange agreement, it appears that you should include information showing how the beneficial ownership table would change in the event the share exchange agreement is approved.  In this regard, we note that you filed a Form 8-K on April 10, 2012 disclosing the terms of the share exchange agreement. Please provide us with your analysis regarding whether that filing was subject to the disclosure requirements of Item 5.01 of Form 8-K and, if not, whether and when your believe the share exchange agreement will trigger disclosure under Item 5.01

We have revised our proxy statement to include the beneficial ownership table in the event the share exchange agreement is approved.  There was no change in control of the Company in connection with the execution of the Share Exchange Agreement, which was executed on April 5, 2012, and disclosed in the above-referenced Form 8-K.  The closing of the Share Exchange Agreement is subject to the numerous contingencies outlined in the Company’s revised preliminary proxy statement and the Company intends to file a Form 8-K upon closing.  The Company does not believe that a change in control by stockholdings will occur until the first tranche of preferred stock has been converted into common stock upon the meeting of the first Corporate Governance Objectives, and

Ms. Maryse Mills-Apenteng

May 10, 2012

this will not occur until four quarters have elapsed following the closing date.  The Company intends to file an Item 5.01 Form 8-K at that time.

7.

We note that you have not included a form of proxy card as required by Rule 14a-4 of the proxy rules, please amend your filing to include the required form of proxy card, which should be marked “preliminary copy.”  Refer to Rule 14a-5(e)(1).

We have revised the proxy statement to include the preliminary proxy card.

Proposal No. 2 – Approval of the Wizzard Software Corporation 2012 Stock Option Plan, page 21

8.

Please provide all of the applicable information required by Item 10 of Schedule 14A relating to your 2012 stock option plan including the material features of the plan. Please also disclose whether you have any current plans to grant awards under the plan.  If you have current plans to make awards pursuant to the stock option plan, provide the new plan benefits table outlined in Item 10(2)(i).  If you have no such plans, please include a statement disclaiming any such plans or, if the awards are discretionary and therefore not determinable at this time, so state.

We have revised our proxy statement to include the information required by Item 10 of Schedule 14A relating to our 2012 Stock Option Plan including the material features.  We have also provided the disclosure that there are no current plans to grant awards under the plan.

Proposal No. 5 – Election of Two Additional Directors per the Terms of the Share Exchange Agreement Subject to Approval of Proposal No. 3 of this Proxy Statement, page 34

9.

We note that proposal 5 relates to the election of two additional directors pursuant to the terms of the share exchange agreement; however, the proposal does not provide the information required with respect to the election of directors pursuant to Items 7 and 8 of Schedule 14A.  Please revise to provide this information

We have revised our proxy statement to include the required information with respect to Items 7 and 8 of Schedule 14A.

As proposal 5 is cross-conditioned on the approval of proposal 3, please ensure that this contingency is adequately discussed in each proposal and reflected on the proxy card. In this regard, please disclose the consequences to you if one or more of the cross-conditioned proposals are not approved by shareholders.  For instance, clarify the extent to which a vote against one of the related proposals is vote against all of them.  This comment also applies to proposal 6.

We have revised our proxy statement to include the cross-conditioned references for proposals 3, 5 and 6, and the same has been reflected on the proxy card.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Ms. Maryse Mills-Apenteng

May 10, 2012

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely,

/s/John Busshaus

John Busshaus

Chief Financial Officer